UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

EXPAND ENERGY CORPORATION
(Exact name of registrant as specified in its charter)
Oklahoma	001-13726		73-1395733
(State or other jurisdiction of incorporation or organization)	(Commission File Number)		(IRS Employer Identification No.)
6100 North Western Avenue,	Oklahoma City,	Oklahoma	73118
(Address of principal executive offices)			(Zip Code)
Brittany Raiford, (405) 848-8000
(Name and telephone number, including area code, of the person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, __________.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Not applicable

Item 1.02 Exhibit

Not applicable

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

On October 1, 2024, Chesapeake Energy Corporation (“Chesapeake”) completed its previously announced merger with Southwestern Energy Company (the “Southwestern Merger”). After the Southwestern Merger, Chesapeake changed its name to Expand Energy Corporation (“Expand Energy”).

Expand Energy is the largest independent natural gas producer in the U.S., based on net daily production, and is focused on responsibly developing an abundant supply of natural gas, oil and NGL to expand energy access for all. Our operations are located in Louisiana in the Haynesville and Bossier Shales, in Pennsylvania in the Marcellus Shale and in West Virginia and Ohio in the Marcellus and Utica Shales.

During the year ended December 31, 2024, Expand Energy made payments to the United States Federal Government to further the commercial development of oil, natural gas or minerals.

Disclosure of Payments by Resource Extraction Issuers

The specified payment disclosure required by Form SD is included in Exhibit 2.01 to this Form SD.

Section 3 - Exhibits

Item 3.01 Exhibits

The following exhibit is submitted as part of this report:

Exhibit No.	Document Description
2.01	Disclosure of payments by resource extraction issuers for the fiscal year ended December 31, 2024.
2.01 INS	XBRL Instance Document.
2.01 SCH	XBRL Taxonomy Extension Schema Document.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPAND ENERGY CORPORATION

By:	/s/ BRITTANY RAIFORD
Brittany Raiford
Vice President, Interim Chief Financial Officer & Treasurer
Date:  September 19, 2025